VONAGE HOLDINGS CORP.

June 1, 2006

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:          Vonage Holdings Corp.
                Registration Statement on Form 10, as amended
                (File No. 000-51947)

Ladies and Gentlemen:

Pursuant to Section 12(g) of under the Securities Exchange Act of 1934, as amended, Vonage Holdings Corp. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form 10, as amended, so that it will become effective at 12:00 noon Eastern time on June 5, 2006 or as soon thereafter as is practicable.

Very truly yours,

Vonage Holdings Corp.

By:	/s/ Sharon O’Leary
	Name:	Sharon A. O’Leary
	Title:	Executive Vice President and
Chief Legal Officer

23 Main Street • Holmdel, New Jersy 07733
Tel: 732-528-2600 • Fex: 732-202-5221